CARL N. DUNCAN, ESQ.
                                 ATTORNEY AT LAW
                          cduncan.counselor@verizon.net
                              atty.cnd@verizon.net
                               bmi.cnd@verizon.net
5718 Tanglewood Drive
Bethesda, Maryland 20817                                         (301) 263-0200

(Fax) (301) 263-0300
                                August 31 , 2005

VIA MESSENGER AND EDGAR
-----------------------

Michael Fay, Branch Chief
Johanna Losert, Staff Attorney
Douglas Jones, Staff Accountant
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, D. C. 20549




Re: YTB International, Inc. and its predecessor REZconnect Technologies, Inc.. (the "Company") Multiple Filings as Outlined Below
--------------------------------------------------

Dear Mr. Fay, Mr. Jones and Ms. Losert:

As you know, YTBL is in receipt of your August 24, 2005 comment letter (the "August letter") relating to the several filings and filed responses August 26 and/or 29--namely, a Form SB-2/A (originally filed as a Form S-3), a Schedule 14-C/A Preliminary Information Statement, a Form 10-KSB/A and two Forms 10-QSB/A (respectively for the periods ended March 31 and June 30, 2005). In response to the staff's August letter relating to these filings, the company submitted a response on August 26th and/or August 29, 2005 on behalf of the Company to the staff's comments together with the Pre-Effective Amendment No. 4 to the Form SB-2, a Form10-KSB Amendment No. 5, Amendment No. 5 to the Schedule 14-C Preliminary Information Statement and the respective amendments for the 10-QSBs for the indicated periods.

We have sought effectiveness for the Form SB-2 as soon as practicable, most recently August 30, 2005 via pre-Effective Amendment No. 6. See below regarding a revised request for effectiveness later today.

This P.E No. 6 relates to certain gaps in the disclosures given via oral comments yesterday and this morning. In addition, this is to advise that certain factual references in Item 26 re Recent Sales of Registered Securities" were erroneous, namely:

     1 The reference to a finder's fee was not relevant to the Laurus funding, but rather was relevant to merger. I had confused the two.
     2 The terms of the Unit offering got changed over time hence the description in MD & A and the Item 26 discussion of same now allude to the proper numbers.

                               -------------------

     To facilitate your review, we are sending, via facsimile, three copies of the clean versions of the pages affected by the staff's comments but marked to show inserts and deletions. Those materials will be forwarded ASAP, probably before this PE. No. to the SB-2 has been filed.

     Upon completion of your review, we trust you can advise us that all comments will have been satisfied and the Company's Registration Statement can be declared effective not later than 2:00PM today. Thank you for your assistance and prompt review of these materials.

                                                     Very truly yours,

                                                     /s/ Carl N. Duncan

                                                     Carl N. Duncan

Enclosures

cc:      Michael Y. Brent
         Rich Costa
         Ted Lindauer
         Andy Cauthen
         John Clagg